Exhibit 99.1

AMEX:ROY	NR 08-14
TSX:IRC	September 11, 2008

INTERNATIONAL ROYALTY ACQUIRES

PRODUCING COAL ROYALTY

DENVER, COLORADO – September 11, 2008 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company" or “IRC”) is pleased to announce that it has completed the acquisition of an overriding royalty interest on the Skyline Coal Mine located in Carbon and Emery Counties, Utah.  The Skyline Mine is operated by Canyon Fuel Company, a subsidiary of Arch Coal Inc., one of the largest coal producers in the United States.

The royalty acquired represents  a 77.424% interest in the underlying 1.825% overriding royalty originally held by Skyline Partners 1993 L.P. on the “New Lease Block”, providing an effective 1.413% royalty to IRC. The royalty is payable on all sales revenue after deductions for washing and associated transportation costs.  The acquisition cost as of the June 1, 2008 effective date of the transaction was US$2.6 million; an estimated US$350,000 in royalty revenues received and receivable from that date until closing will subsequently be treated as a reduction to the purchase price.  IRC estimates that the royalty will generate annual revenues of approximately US$1.2 million per year, net of washing/transportation expenses and the State of Utah mineral production withholding tax, over the 4 year life of the longwall panels in the current mine plan. The royalty interest also applies to additional resources at the Skyline mine, should they be developed.

Production at the Skyline complex began in 1981 on the “Old Lease Block” and to date over 70 million short tons of thermal coal has been extracted1.  Mining on the “New Lease Block” began in 2005 via an underground longwall system with continuous miner sections supporting development.  Production during 2007 is reported to have been 2.4 million short tons, up from 1.6 million short tons in 20062.  The operator’s Assigned Reserves for the Skyline Complex at the end of 2007 are reported as 22.8 million tons3.  A high quality coal is produced, with 11,550 Btu/lb heat value, 0.4% sulfur, 9.6% ash and 9.0% moisture4.  Most of the production is sold under long-term contracts to large utility and industrial consumers in the Western United States.

References

1.  “Utah Coal Production and Distribution”, Utah Geological Survey, 1985-2007.

2.  “Annual Review and Forecast of Utah Coal, Production and Distribution – 2007”, Advanced Tables, Utah Geological Survey.

3.   SEC Form 10K, Year Ending December 31, 2007, Arch Coal Inc.

4.  “Utah Coal Production and Distribution – 2006”, Utah Geological Survey Circular 103.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds more than 80 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements including, but not limited to, statements that describe IRC's estimated revenues, estimated production from the Skyline coal mine, estimated taxes and expenses, assumed reserves, estimated mine life, possible extension of expected life and quality of coal produced. Information related to the projects (estimated reserves, resources and mineralization; timing of development, construction and costs; and projected production and revenues) is derived from information provided to IRC by the operators and may constitute forward- looking statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, they inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forward-looking statements include fluctuations in coal prices; taxes and processing costs; accuracy of the operators’ projections and production capacities; the effects of weather, operating hazards, adverse geological conditions and availability of labor, materials and equipment; changes in governmental laws and regulations, economic conditions or shifts in political attitudes or stability.  These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. IRC has relied on published data from the project operators, which it cannot independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.